Mail Stop 0510

      March 8, 2005

Via U.S. mail and facsimile

Mr.  H. O. Woltz III
President and Chief Executive Officer, Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

	RE:	Form 10-K/A#1 for the fiscal year ended October 2, 2004
			File No. 1-9929

Dear Mr. Woltz:

		We have reviewed this filing and your response letter dated
February 22, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A#1 FOR THE YEAR ENDED OCTOBER 2, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.

Management`s Discussion and Analysis
Liquidity and Capital Resources
Financial Covenants, page 18

2. We note your response to prior comment 3. There are several lines in your EBITDA calculation that are not consistent with the definition of EBITDA. In this regard, please retitle the calculation accordingly.


Financial Statements

Statements of Operations, page 24

3. We read your response to prior comment 5. As previously requested, please tell us whether your earnings before interest, income taxes and accounting change subtotal represents operating income under U.S.
GAAP for all periods presented. If not, please remove this subtotal.
Item 10(e)(1)(ii)(C) of Regulation S-K prohibits the presentation of non-GAAP measures in your financial statements. See also, SEC Release 33-8176, including footnote 20.


Statements of Cash Flows, page 26

4. We note your response to prior comment 6 in which you explained how you determined the cash you paid as a result of your termination of interest rate swaps should be classified as a financing activity.
Please tell us the GAAP basis used in determining your conclusions and let us know who from Grant Thornton`s national office was consulted and agrees with your conclusions.


Note 2 - Summary of Significant Accounting Policies, page 27
General

5. We note your response to prior comment 10. In order to improve the ability for readers to compare Insteel to others in the industry, please disclose in a footnote in a manner similar to your supplemental response the types of expenses that you include in cost of sales and the types of expense that you include in selling, general and administrative expenses and whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.


Note 12 - Business Segment Information, page 39

6. We note your response to prior comment 12. Please provide us with the historical comparisons of sales, cost of goods sold, and gross margin amounts for each business unit to show economic similarity. Please also provide this information as it relates to a 2005 budget or any additional long-term forecasts.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr.  H. O. Woltz III
March 8, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE